INVEST IN **KARBONPAY**

◁ Share

# Automating global payroll in the cloud

🟦 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



[karbonpay.com](http://karbonpay.com)  Dallas TX  🐦 📘

Software   Technology   Operations   Payments   Saas



**LEAD INVESTOR** ⌃

**Ryan Kirkpatrick**  Lead Investor

Beginning as a foundational investor in Karbon Pay, I've had the opportunity to see how Brad and the team work day to day. I'm a big believer that even with tech products, the people and drivers behind them are what matters most. With Karbon Pay, this team continues to work passionately toward healthy growth and proper efficiencies to solve the challenge of international payroll. It's not only a worthy endeavor, but one where opportunities will only continue to expand as our world progresses and this need intensifies. Being with a forward thinking group like this gives me great pleasure to be a part of it. It'll be fun to see where Karbon Pay heads from here over the next 12 months especially!

**Invested $1,000 this round & $65,000 previously**

Learn about Lead Investors

---

**OVERVIEW**   DETAILS   UPDATES 21   WHAT PEOPLE SAY 125   ASK A QUESTION 115

## Highlights

( 1 )  We are currently completing our second acquisition

( 2 )  Profitable SaaS with $2.5mm ARR and 30% EBIDTA margins

( 3 )  Running payroll for more than 275,000 employees every month

( 4 )  80% gross profit margins

( 5 )  More than 23,000 companies running payroll each month

( 6 )  Offering automated payroll in 7 countries

---

## Our Team



**Brad Price**  Founder & CEO

Brad founded Fingo HR in 2016 and grew annual revenues 1,200% in under 2 years. He has worked in the US, UK, Canada, Mexico and South Africa, and has led global payroll teams.

> We have worked in global payroll for the last 5 years so we have deep knowledge of the problems, and how to solve them. We have a customer base all over the world coming from our payroll services work.



**Rob Kleifgen**  Chief Financial Officer



A seasoned executive with > 17 years of experience providing financial leadership and management. Extensive experience in all aspects of executive financial operations, and several CFO positions held.



**Darius Franken** Senior Software Developer / Team Lead

Diploma in Software Engineering and a Microsoft Certification for Developing Web Applications. 15 years dev experience building various products and has led diverse development teams. He has spent 5 years designing and building Payroll Systems.

SEE MORE

---

## KarbonPay


There is no platform which allows companies to adopt a unified multi-country payroll strategy

Multinational companies face incredible payroll compliance complexity: the process breaks down when it comes to international gross-to-net calculations.

**So, what's the problem?**


This.


Inefficiency
manual processes are unreasonably expensive due to their dependency on labor and lag time
Standardization
with varying languages, currencies, and regulations, disjointed processes for global payroll operations make it near impossible to ensure payroll continuity
Reporting
with disparate payroll systems, poor data analytics results in reduced insight into key metrics including labor costs, planning and regional drivers
Vendors
having multiple vendors poses an undue burden on payroll accuracy and operational costs
Compliance
reliance on manual or disjointed networks of compliance partners contributes to inefficient processes, errors, and ultimately higher costs

**Ok.... but tell me how that effects customers in the real world?**


Normative Chaos
Watch later
Share
KarbonPay
Global Payroll Made Easy

Watch on YouTube

**(This video demonstrates a case study which is normative of the experience shared by companies running cross-border payroll)**

**Ok, that is a mess. What do customers SAY about this?**





"Our company has offices in 26 countries and requires 23 different vendors to run payroll. Between internal and external teams, I feel like I have an army employed to handle my payroll needs with little control or optics, and it's costing me a fortune."
"I'm located in the US and run payroll in eleven countries. I require five separate systems for five countries and am forced to use PEOs for the other six. I feel no ownership over the process.

"I run global payroll for my Canada-based business. I am forced to submit payroll data to my vendor on day two of the pay period in order to pay my employees on time. This means that factors for that pay period are delayed into the next one."
"Every month we are required to produce a headcount report for our CEO. This task requires four people for the better part of three weeks to gather information, scrub for duplicates and errors, validate with local offices and report to the committee.

**Wow, you're not kidding. So, how can KarbonPay help?**



What used to take 5 days now takes 5 seconds with the click of a button.

KarbonPay brings cloud-based automation to consolidate multi-country payroll into a single system, eliminating reliance on in-country partners, manual calculations, removing redundancies, and reducing errors. Leveraging technology (instant calculations) for complex international compliance gives customers access to real time data, enabling business leaders to make data-driven decisions.



Efficiency
KarbonPay's self-service system reduces time spent on data administration and help desk support.
Standardization
KarbonPay ensures business continuity using consistent processes for global payroll operations
Reporting
KarbonPay's unified system results in reliable access to data equipping companies to make data-driven decisions
Vendors
KarbonPay's system allows for ease of use and single vendor maintenance which results in more opportunity for cost savings, improved service and product quality
Compliance



**KarbonPay offers a single login across borders**



Our single login for all our customers' payroll needs allows us to provide analytics that are either not available with other providers or have to be manually consolidated. Typically, decision-makers are left with incomplete or inaccurate data. KarbonPay's single-source-of-truth means that report generation is immediately accessible, allowing for customization on the fly. We open up all our payroll data to report-writing.

Our single-source-of-truth also provides a much more streamlined operational process. This allows anyone to step into the shoes of the payroll personnel in the event of any disruption in normal business operations. Being cloud-based means our customers can access and run payroll in almost all emergency situations.

**With KarbonPay, there are no more in-country partners.**

In fact, our customers are often able to eliminate or vastly reduce even the number of vendors they have involved in their payroll process. All changes and reports can be made right from our system so there is no more time and expense waiting on third party vendors.

**We are in the process of completing an acquisition, after which our company will look as follows:**









**Projected end of 2022 Snapshot:**



**$4.8 MILLION ARR**
Combined revenues for local and cross-border payroll with new features

**NEW REVENUE STREAMS**
Software add-ons to existing customers immediately add revenue

**ENTERPRISE**
Demonstrated the scale needed to win enterprise deals

**24,000 CUSTOMERS**
We will have over 24,000 companies using our payroll systems

**PRODUCT CAPABILITY IN 14 COUNTRIES**
**300,000+**
Employees


# Pricing Dynamics

**All of our existing revenue is charged on a per headcount per month basis.**

For KarbonPay payroll, we have two high level pricing schemes; single-country users and multi-country users. Single-country users are charged amounts based on the local markets. Multi-country users (cross-border) are changed based on "international" payroll pricing.

XmartClock, like KarbonPay, charges per headcount per month. Direct Deposits are charged per transaction.

**Pricing Differentiator:**

Most other payroll providers (Sage, ADP and the like) charge on a per payslip basis vs. our monthly charge. This is no longer in touch with current SaaS pricing structures. Our competitors also up-charge for standard services (reports, analytics, corrections, off-cycle payruns, etc.) that customers expect to be included. KarbonPay allows customers immediate, customized access for no additional charge.


# KarbonPay Products

**Over and above our payroll product itself, the primary driver of short-term value appreciation post-acquisition is KarbonPay's ability to add two additional revenue streams that do not exist at Target but are in high demand amongst the customer base.**

**Direct Deposits:**

Our Direct Deposit service allows customers to conveniently pay their employees from our platform. Once payroll is complete, customers have the option to initiate a single cash transfer after which the system distributes payment to each employee based on their payroll calculations.

Our assumptions for Direct Deposits adoption in our pro forma cash flow model are as follows:

- 60% Target and affiliates customers (headcount) use Direct Deposits on a *monthly* basis.

- Pricing of $0.50 per transaction, once a month - in reality those who are paid every two weeks would generate two $0.50 transactions per month.

**Note:**

KarbonPay uses 3rd party integrations to facilitate payments. As such, KarbonPay never takes possession of the cash. Furthermore, while KarbonPay discloses Terms and Conditions to customers regarding 3rd party services, KarbonPay is not responsible for ensuring regulatory compliance.

**XmartClock:**

- Founded in 2018

- Purchased by KarbonPay in June 2021

- At time of purchase XmartClock was producing approximately $84,000k in top line revenue

- We have since grown this revenue to an annualized $144,000 (**70%+ increase in 9 months of operations**)

- Purchase price was $250,000 (2.97X multiple on revenues)

 **2022 Territorial Expansion**

**Additional Countries:**

KarbonPay expands its territory footprint in three ways.

- Internally developed country rules engines (South Africa, Mexico and Philippines (soon) on platform, development roadmap for 2022 has KarbonPay developing Canada, Columbia and Brazil)

- Purchasing completed rules engines (use of funds to purchase rules engines for US and UK during 2022)

- Purchasing functionality and rules engines from existing companies (i.e. XmartClock purchase in Q2 2021 and the subject purchase of Target).

**Internally Developed:**

Using our inhouse development team we developed and launched fully compliant, automated payroll for South Africa (12th most complex payroll in the world per Alight) in September of 2020. 2021 was used to solidify our multi-country infrastructure and develop rules for Mexico (23rd most complex payroll) and Philippines (22nd most complex). For reference, US payroll is ranked as only the 26th most complex.

**A quick review of how we develop our payroll rules engines:**

- KarbonPay interviews local accounting and tax advisories

- KarbonPay interviews local accounting and tax advisories
- The best 3 are selected and formally engaged
- We require 3 things from these firms:
  - Teach us all the rules and variables
  - Provide us with 12 months of historical payroll data, pre- and post-processing
  - Inform us of changes to regulations as soon as they are announced



## Combined and New Revenue Streams - Pro Forma Analysis

The proforma below represents the consolidation of the annual revenue and their sources derived by laying all operations on top of each other. The sources of revenue considered in the model are: KarbonPay and the continuation of the existing business with minimal funding; XmartClock and Direct Deposit income from KarbonPay's organic portfolio, the revenues from the two Target entities (SA and SG), and the income from selling XmartClock and Direct Deposit to existing customers.

| **Revenue Sources** | **2022** | **2023** | **2024** |
|---|---|---|---|
| Total Head Count | 287,641 | 417,372 | 618,255 |
| Country Footprint | 14 | 22 | 30 |
| KarbonPay Revenue - Country Rollout | $ 763,316 | $ 2,723,372 | $ 6,566,075 |
| XmartClock Revenue from KarbonPay Pool | $ 181,345 | $ 286,725 | $ 634,038 |
| Direct Deposit from KarbonPay Pool | $ 53,539 | $ 152,108 | $ 335,633 |
| SA Projected Revenue | $ 2,305,918 | $ 3,185,802 | $ 4,610,364 |
| SG Projected Revenue | $ 292,632 | $ 307,415 | $ 313,662 |
| XmartClock Revenue from Target Portfolio | $ 233,489 | $ 587,424 | $ 828,031 |
| Direct Deposit Revenue from Target Portfolio | $ 466,977 | $ 1,174,849 | $ 1,656,063 |
| **Aggregate Revenue** | **$ 4,297,217** | **$ 8,417,695** | **$ 14,943,865** |
| Rate of Change | | 96% | 78% |
| Revenue per Headcost per Month | $ 1.24 | $ 1.68 | $ 2.01 |

| **Combined Enterprise EBITDA Proforma** | **2022** | **2023** | **2024** |
|---|---|---|---|
| KarbonPay Projected Revenue | $ 763,316 | $ 2,723,372 | $ 6,566,075 |
| Direct Deposit Projected Revenue | $ 53,539 | $ 152,108 | $ 335,633 |
| XmartClock Projected Revenue | $ 181,345 | $ 286,725 | $ 634,038 |
| **Aggregate Revenue - No Target** | **$ 998,201** | **$ 3,162,205** | **$ 7,535,745** |
| KarbonPay Projected Expenses | $ 1,288,803 | $ 2,632,410 | $ 5,885,944 |
| XmartClock Projected Expenses | $ 51,470 | $ 81,331 | $ 179,763 |
| **Aggregate Expenses - No Target** | **$ 1,340,274** | **$ 2,713,741** | **$ 6,065,707** |
| **Net Annual KarbonPay** | **$ (342,073)** | **$ 448,464** | **$ 1,470,038** |
| **EBITDA Margin** | **-34%** | **14%** | **20%** |
| **Current Business Projected EBITDA** | **$ (342,073)** | **$ 448,464** | **$ 1,470,038** |
| SA Projected Revenue | $ 2,305,918 | $ 3,185,802 | $ 4,610,364 |
| SG Projected Revenue | $ 292,632 | $ 307,415 | $ 313,662 |
| **Aggregate Revenue - Target Proforma** | **$ 2,598,550** | **$ 3,493,217** | **$ 4,924,026** |
| SA Projected Expenses | $ 1,618,249 | $ 2,235,736 | $ 3,235,467 |
| SG Projected Expenses | $ 267,452 | $ 280,963 | $ 286,672 |
| **Aggregate Expenses - Target Proforma** | **$ 1,885,702** | **$ 2,516,699** | **$ 3,522,139** |
| **Net Annual Target Organic Growth** | **$ 712,848** | **$ 976,518** | **$ 1,401,887** |
| **EBITDA Margin** | **27%** | **28%** | **28%** |
| **KP + Target Oraganic Growth Projected EBITDA** | **$ 370,775** | **$ 1,424,982** | **$ 2,871,925** |
| **Target Company Client Count** | **7,745** | **10,776** | **15,229** |
| **Target Head Count** | **271,084** | **377,176** | **533,002** |
| XmartClock Revenue from Starget Portfolio | $ 233,489 | $ 587,424 | $ 828,031 |
| Direct Deposit Revenue from Target Portfolio | $ 466,977 | $ 1,174,849 | $ 1,656,063 |
| **Additional Revenue XC + DD from Target Portfolio** | **$ 700,466** | **$ 1,762,273** | **$ 2,484,094** |
| **KP + Target + XC + DD Projected EBITDA** | **$ 1,071,241** | **$ 3,187,255** | **$ 5,356,019** |
| **EBITDA Margin** | 25% | 38% | 36% |



## Market Opportunity

### Our software is poised to disrupt an industry expected to reach $38.4 Billion by 2027.

Between 2016 - 2019 there was a 25% increase in companies using cloud-based technologies. With COVID-19 now acting as a catalyst in this migration process, world-class SaaS options are more important than ever.



US-based companies employ 44 million offshore employees alone. KarbonPay's market is the globe.



Companies with US headquarters and global employees

## Downloads

KarbonPay Deck.pdf